EXHIBIT 99.4

                   ITALIAN VILLAGE AND VILLA MARINA APARTMENTS
                            Charlotte, North Carolina


     On August 28, 1997, Cornerstone Realty Income Trust, Inc. (the "Company") purchased the Italian Village Apartments ("Italian Village") and the Villa Marina Apartments ("Villa Marina"), comprising a total of 204 apartment units located at 6060 Landmark Drive, Charlotte, North Carolina. Italian Village and Villa Marina are sometimes referred to herein collectively as the "Property". The Company has renamed the Property the "Heatherwood Apartments," and plans to operate the Property as an integrated apartment community with the Heatherwood Apartments (formerly the Sterling Chase Apartments), which are located adjacent to the Property and which were purchased by the Company in September 1996.

     The single Seller (Italian Investment Company, a partnership) was unaffiliated with the Company and its Affiliates. The purchase price was an aggregate of $7,425,000. At closing, the Company paid the entire purchase price with borrowed funds under its unsecured line of credit with First Union National Bank. Title to the Property was conveyed to the Company by limited warranty deed.

     LOCATION. The following information is based in part upon information provided by the Charlotte Chamber of Commerce.

     Based in part upon its fast rate of growth and a diversified economy, Charlotte has in recent years come to national attention as an attractive location for business and residential growth. According to the August 1995, Site Selection magazine, Charlotte's corporate popularity ranked second nationally only to Dallas during the period between 1990 and 1994, being the site of 474 significant new and expanded facilities.

     Charlotte  has  developed  into  a  major   financial,   distribution   and
transportation center, with a metropolitan population of approximately 1.3 million and a population of approximately 5.6 million within a 100-mile radius. Charlotte's growth is also attributable to its favorable year-round climate, a moderate cost of living, excellent quality of life, educated work force, pro business political climate, extensive transportation network, and strategic geographic location.


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     According to the Charlotte Chamber of Commerce, during the first six months of 1995, approximately 530 firms announced new or expanded businesses which will provide approximately 6,200 new jobs in the area. Charlotte is home to major offices of more than 225 of the Fortune 500 industrial firms and approximately 300 of the Fortune 500 service firms.

     Charlotte  is the leading  financial  center of the  Southeast,  serving as
corporate   headquarters  to  NationsBank  and  First  Union,   with  assets  of
approximately $170 billion and $124 billion, respectively. The growth of Charlotte's banking and financial communities has had a positive effect on the growth of its supporting industries, such as insurance, accounting, legal services, and real estate. Another recent aspect of Charlotte's development is as the location of professional basketball and football franchises known as the Charlotte Hornets and the Carolina Panthers, respectively.

     The city of Charlotte is located near the border of North Carolina and South Carolina within Mecklenburg County. It is located at the intersection of Interstates 77 and 85, the major north/south and east/west thoroughfares in the region, which provide convenient access to all other regional areas.

     Italian Village and Villa Marina are located in a well-established portion of the expanding Charlotte market. The surrounding neighborhood includes both retail and residential development and the Property enjoys convenient access to all major areas of the city. As noted above, the Property shares a common property line with the Heatherwood Apartments acquired by the Company in 1996 (under the name Sterling Chase), and the Company intends to operate all three properties as an integrated apartment community. The properties are adjacent to Providence Square Shopping Center, which features a Harris Teeter and Eckerdt Drug Store, and are readily accessible from Interstate 85 and Interstate 77. The Property is located approximately four miles from the SouthPark Mall area and approximately seven miles from the Charlotte central business district via Providence Road.

     DESCRIPTION OF THE PROPERTY. Italian Village was built in 1970 and 1971 and consists of 156 garden- and townhouse-style apartments on approximately 22.5 acres of land. Italian Village offers eight unit types. The unit mix and rents currently being charged to new tenants are as follows.


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                                              APPROXIMATE
                                               INTERIOR                 MONTHLY
QUANTITY            TYPE                    SQUARE FOOTAGE              RENTAL
--------            ----                    --------------              ------
   20          One bedroom, one bath              728                    $510
   7           One bedroom, one bath              950                     500
               (large)
   7           Two bedrooms, one                1,000                     550
               bath
   15          Two bedrooms, two                1,060                     610
               baths
   18          Two bedrooms, one and            1,116                     610
               one half baths
               (townhouse)
   20          Three bedrooms, two              1,235                     710
               baths
   52          Three bedrooms, two              1,578                     710
               and one half baths
               (townhouse)
   17          Four bedrooms, two               1,992                     870
               and one half baths
               (townhouse)


     Villa Marina was built in 1980. Villa Marina consists of 48 garden-style apartments on approximately four acres. It offers two unit types. The unit types and rents currently being charged new tenants are as follows.


                                            APPROXIMATE
                                             INTERIOR                   MONTHLY
QUANTITY                TYPE              SQUARE FOOTAGE                RENTAL
--------                ----              --------------                ------
   36          One bedroom, one bath            700                      $510
   12          Two bedrooms, two              1,000                       610
               baths


         The units at the Property provide for a combined total of approximately 242,000 square feet of net rentable area. The


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Property  features  two outdoor  swimming  pools,  a tennis  court and a laundry facility. There are also two lakes and a playground on the Property. The Property has a clubhouse with a kitchen, fireplace and leasing office. There is ample paved parking for tenants.

     The Company believes that the Property has generally been well maintained and is in good condition. However, the Company believes that the Property is in need of a "face-lift." The Property has a desirable location but, in the opinion of management, must be repositioned in the marketplace following significant capital improvements. Management of the Company believes that the completion of the capital improvements and repositioning of the Property in the market will permit substantial increases in rents. The Company has budgeted approximately $1,750,000 in renovations to the Property, which will include residing, roof replacement, replacing and repainting trim and fascia board, repaving of the parking areas, extensive interior upgrades and clubhouse renovations.

     Leases at the Property are for terms of one year or less. Generally, rental rates for the past five years at the Property have increased. As an example, a two bedroom, one and one-half bath (1,116 square feet) apartment at Italian Village rented for $455 in 1992, $460 in 1993, $495 in 1994, $520 in 1995, and
$545 in 1996. The average effective annual rental per square foot at Italian Village for 1992, 1993, 1994, 1995, and 1996 was $4.53, $4.58, $4.93, $5.18, and
$5.43 respectively. A one bedroom, one bath (700 square feet) apartment at Villa Marina rented for $400 in 1992, $405 in 1993, $415 in 1994, $425 in 1995, and
$435 in 1996. The average effective annual rental per square foot at Villa Marina for 1992, 1993, 1994, 1995, and 1996 was $6.50, $6.58, $6.75, $6.91, and
$7.07, respectively.

     The 18 two- and three-story buildings at Italian Village are concrete masonry and wood-frame construction on concrete slabs. The exteriors are stucco on concrete masonry or painted wood siding and the roofs consist of plywood sheathing and three tab shingles. The three three-story buildings at Villa Marina are wood-frame with painted masonite siding. The roofs at Villa Marina consist of plywood sheathing and three tab shingles.

     All apartment units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and an individually controlled heating and air conditioning unit. Each kitchen is equipped with a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. Selected units at Italian Village feature vaulted ceilings, skylights, wet bars and large


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balconies or decks.  Selected units at Villa Marina include fireplaces and large balconies. The owner of the Property supplies cold water, sewer service and trash removal. The tenants are responsible for electricity, which includes heating, air conditioning, hot water, cooking and lights.

     There are at least five apartment properties in the area that compete with the Property. As noted above, in 1996, the Company purchased the Sterling Chase Apartments, located adjacent to Italian Village and Villa Marina. The Company intends to operate all three apartment properties as an integrated apartment community known as Heatherwood. The other properties that will compete with Heatherwood offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Company estimates that occupancy in nearby competing projects now averages approximately 93%.

     According to information provided by the seller, physical occupancy at Italian Village and Villa Marina averaged approximately 93% in 1992, 94% in 1993, 94% in 1994, 94% in 1995, and 96% in 1996. On August 20, 1997, the
Property was 93% occupied. The tenants of the Property are a mix of blue-collar and white-collar workers, students and retired persons. Of the tenants for which financial information was available, the tenants were approximately evenly divided among the following four income levels: below $20,000; between $20,000 and $30,000; between $30,000 and $40,000; and in excess of $40,000. Management of the Company believes that the resident profile is somewhat below that of the general market area.

     The following tables set forth 1996 real estate tax information for the Property.


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ITALIAN VILLAGE

                                                  TAX
            ASSET               VALUE             RATE              TAX
            -----               -----             ----              ---
Land                         $1,074,760.00      $1.2550         $13,488.24
Buildings                     3,560,490.00       1.2550          44,684.15
Other features                   44,980.00       1.2550             564.50
                                 ---------                          ------
   Total                     $4,680,230.00                      $58,736.89
                             =============                      ==========
        Solid Waste Fee:                                         $5,148.00
        TOTAL TAX:                                              $63,884.89
                                                                ==========



VILLA MARINA


                                                  TAX
            ASSET               VALUE             RATE              TAX
            -----               -----             ----              ---
Land                           $337,680.00      $1.2550          $4,237.88
Buildings                       978,320.00       1.2550          12,277.92
Other features                   56,570.00       1.2550             709.95
                                 ---------                          ------
   Total                     $1,372,570.00                      $17,225.75
                             =============                      ==========
        Solid Waste Fee:                                         $1,617.00
        TOTAL TAX:                                              $18,842.75
                                                                ==========


     The Company believes that the Property is and will continue to be adequately covered by property and liability insurance.

     Material  Factors  Considered  in  Assessing  the  Property.   The  factors
considered by the Company to be relevant in evaluating the Property for acquisition by the Company included the following:

     1. The Company believes that the Charlotte, North Carolina area will experience continued strong economic development and steady population increase, and that such development and


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increase will support stable  occupancy rates and reasonable  increases in rents at the Property.

     2. Based upon an engineering report and its own inspections, the Company believes that the Property is in generally sound condition. In addition, the Company believes that the completion of its planned significant capital improvements will reposition the Property in its marketplace and permit significant increases in rental rates to prevailing market levels.

     3. The Property is conveniently located and proximate to major employers and shopping.

     4. The Company is very familiar with the Charlotte rental market. The Company already owns other apartment complexes in the Charlotte area, which may provide certain economies and efficiency in operation. In particular, the Company already owns an apartment community located immediately adjacent to the Property. The Company believes that the knowledge it has obtained through the prior operation of the adjacent property will provide advantages in the operation of the new Property and that the operation of all of the apartment properties as an integrated community will offer operational, advertising and marketing advantages.

     The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be necessarily indicative of future operating results.



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